FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June, 2007
Commission File Number: 001-12518
Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)
Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.
TABLE OF CONTENTS

Item

1	Press release dated June 25, 2007, entitled, “Extraordinary Shareholders’ Meeting on July 27th to approve the financing of ABN’s asset acquisition.”

2	Announcement, dated June 23, 2007, of the speech made by Emilio Botín, Chairman, to the shareholders at the 2007 Annual General Meeting.

Item 1
Press Release

Extraordinary Shareholders’ Meeting on July 27th to approve the financing of ABN’s asset acquisition

•	Share capital will increase by EUR 4 billion, with preemptive rights for Santander shareholders.

•	The Bank will issue convertible bonds amounting to EUR 5 billion.
Madrid, June 25th, 2007 — The Board of Directors of Banco Santander has resolved to call an Extraordinary Shareholders’ Meeting on July 26th and 27th, on first and second call, respectively, which is expected to be held on the second one of the days mentioned. The goal of the Meeting is to approve the issuance of capital instruments that will be used in the partial financing of the ABN Amro acquisition, within the offer proposal jointly presented by Royal Bank of Scotland, Fortis and Santander on May 29th. The Board of Directors estimates that Banco Santander’s contributions to ABN Amro’s acquisition, under the terms of the proposed offer, will not exceed EUR 19.855 billion. This amount will basically be used in the acquisition of Banco Real in Brazil, Antonveneta in Italy and Interbank in The Netherlands.
Thus, the Shareholders’ Meeting will resolve on an authorised capital agreement under which the Board of Directors is expected to issue shares amounting to EUR 4 billion, including nominal value and issuance premium, and a further agreement on the issuance of mandatory convertible bonds for an additional EUR 5 billion.
The remaining investment will be financed through balance sheet optimisation procedures, including an increase in the capital leverage of the resulting company, acceleration of securitisation plans and asset disposal.
With this combination of financial sources, the Board of Directors expects to reach a “core Tier 1” ratio of 5.3% upon completion of ABN Amro’s Santander Businesses and bring this ratios to current levels (approximately 6%) in a reasonable period of time.
The final amount and the timing of the mentioned contributions will depend on the final conditions of the bid.

Comunicación Externa.
Ciudad Santander Avda Cantabria s/n 28660 Boadilla del Monte Madrid.
Tel. 34 91 289 52 11. Fax. 34 91 257 10 39.

	Expected proceedings
	(€ billion)	(%)
New issuance (1)
Share issuance	4	20.10%

Mandatory convertible bond issuance	5	25.13%

Total new issuance	9	45.23%

Balance sheet optimisation through debt, securitisations and asset sales	10.9	54.77%

Total	19.9	100%

(1) Estimation of proceedings from expected new issuance under the bid’s current circumstances, subject to, among others, the final amount of proceedings from the remining financing procedures of ABN Amro’s acquisition transaction...
Share issuance
The Shareholders’ Meeting will resolve granting the Board of Directors the power to increase the share capital once or several times and at any time during three years starting from the day of the Shareholders’ Meeting in a nominal amount of up to EUR 1,563,574,144.5, through the issuance of new shares —with or without premium and with or without voting rights-. Nevertheless, for the financing of certain ABN Amro assets, under the terms of the proposed offer, the Board of Director intends to increase share capital by approximately EUR 4 billion, including capital and issuance premium, and without excluding Banco Santander’s shareholders’ preemptive right.
Convertible bonds
The issuance will amount to EUR 5 billion with a maximum expiration of five years and an interest rate to be set by the Board at the time of the issuance. The bonds’ rate will not be below the nominal value or the share’s equity value, set by the auditors at EUR 7.12 per share. At expiration, bonds will be mandatorily converted into new Banco Santander ordinary shares. The agreement will be executed in the date or dates set by the Board of Directors within a period of one year starting from the approval. If it is not carried out within this period, it will lack any value or effect.
Convertible bonds will be subscribed by a Banco Santander subsidiary using proceedings from a preference share issuance allocated in the market. Preference shares will be exchangeable for convertible bonds.

Comunicación Externa.
Ciudad Santander Avda Cantabria s/n 28660 Boadilla del Monte Madrid.
Tel. 34 91 289 52 11. Fax. 34 91 257 10 39.

Item 2
ANNUAL GENERAL MEETING 2007 (V-16)
Emilio Botín, Chairman
Shareholders:
Good morning to everyone. I thank you for attending this Annual General Meeting of Banco Santander. It is a very special Shareholders’ Meeting because, as you all know, in 2007 Santander marks its 150th anniversary.
There are not many companies in the world with a century and a half of history. That is why we are particularly proud to be able to celebrate this anniversary.
The Santander of today has become one of the biggest and most profitable international financial institutions.
Without a doubt, this success story is due in large part to the support and continuous confidence of our shareholders. From the first 72 founders of the bank in 1857, to the 2.3 million shareholders today.
In the course of my speech I will discuss:

1.	The 2006 results and dividend.

2.	Secondly, the foundations of our strategy

3.	Thirdly, I will discuss the challenges presented by the current economic environment...

4.	...and regulatory trends.

5.	I will devote a few minutes to speak to you about our Corporate Governance and Corporate Social Responsibility policy.

6.	And, lastly, I will update you on 2007 so far and our perspectives for the full year.
* * * * * * * * * * *

1. 2006 Results and dividend
2006 was an excellent year for Santander:
•	in terms of results,
•	in terms of the quality of results, and

•	for its clear strategy, which guarantees recurring, sustainable results for the future.
The Group registered net attributable profit of EUR 7.596 billion, which includes EUR 1.014 billion in extraordinaries.
Ordinary profit per share rose by 26% to EUR 1.05.
The Chief Executive has told you about results by businesses and geographic areas. You have seen that all the business areas have made a positive contribution, which says a lot about the Group’s ability to manage in a business that is becoming more complex and diversified every day.
In view of these results, the Board of Directors has proposed, for your approval at this Meeting, a total dividend charged to the period of EUR 0.52 per share, an increase of 25% from the previous year.

The Santander share performed very favourably during 2006, rising by 27%.
Total return to you, the shareholders, including the increased share price and the dividend, came to 31%. This made Santander the third most profitable international bank in the world in 2006.
Yet again, our Bank obtained above-market increases in profit per share and shareholder return. In fact, we created more value for our shareholders in 2006 than any other Eurostoxx 50 company.
So far in 2007, our share has performed slightly below the market.
Nonetheless, I am optimistic because in the medium term, the market has always recognized our growth potential. Remember what happened with Abbey: the market initially punished us, but then went on to reward our strategy.
•	In the last 10 years, the average annual return on the Santander share has been 16.5%.

•	This means that every 100 euros invested in Santander in 1996 has become EUR 462 euros in 2006.
2. Our strategy
Santander is well positioned to continue to grow by more than its competitors.
We have an outstanding position today because we have combined a strategy of organic, sustainable and recurrent growth with corporate transactions throughout our history.
a) Organic growth
•	Potential organic growth of our businesses continues to be our main asset.
In the first place, we combine our presence in mature markets, which offer us stable growth, with others that generate significant results when we export our best practices.
I will give you an example: In 2006, two years after we took control of Abbey, we obtained profit of more than EUR 1 billion, improving the commercial capabilities of the bank as well as its cost structure.

Likewise, we have a strong foothold in areas such as Latin America, in the midst of a robust process of bankarisation, expansion of the middle classes and population growth, which offers unique opportunities for our commercial banking businesses.
With the Plan América 06, Santander doubled in three years the levels of bank savings, lending and income per customer in the region.
In 2007, Santander launched the “Horizonte 2010” Project, with the goal of again doubling income in Latin America.
On the other hand, we are very well positioned for growth in consumer finance, a business with an excellent outlook even in the most highly banked economies.

Consumer credit per capita is still low in most European countries. The European Union average is some EUR 2,600, well below the EUR 6,800 average in the U.S.
We also have global businesses in wholesale banking, asset management, insurance and cards, areas which are growing at a healthy pace, in which we are investing and in which we are working to gain market share.
We thus can count on diversified income streams with a very high margin for organic growth.
•	Moreover, we have a strong business model, solid and well developed, based on:
•	an innovative comercial policy,
•	strict and effective risk management,
•	state-of-the-art technology.
Besides our innovative commercial policy, we have a solid balance sheet and effective risk management.

In terms of financial strength, we have a large capital base, with EUR 6 billion in generic provisions and considerable unrealized capital gains in the balance sheet.
We have always put great emphasis on our capital strength. That is why we are constantly seeking to optimise the Group’s balance sheet.
The best international banks have been undertaking a very interesting procedure to efficiently deploy their balance sheets called “sale and leaseback”. This enables them to continue to use their properties exactly as they have traditionally done, but without owning them. This in turn allows them to reinforce their equity capital and apply the funds generated by the sale to invest in and grow their banking business.
This is the explanation for the basically financial transaction our Group recently announced and which we will realize in the next few months. This transaction will raise funds of about EUR 4 billion, with capital gains of EUR 1.4 billion, thus strengthening our balance sheet even more and providing new opportunities for growth and the creation of value for our shareholders.

Our second competitive advantage is prudence in risk management, which we do with the support of the most advanced technical tools. This has been the case throughout our history and will continue to be in the future.
Lastly, we have developed first rate technology, indispensable to the continuous improvement in efficiency and to the deployment of an information platform that gives us a competitive advantage in carrying out our businesses.
In a market as competitive as the financial sector is today, technology is the decisive tool in obtaining continuous improvements in efficiency and in responding to the constant competitive pressures on margins and commissions.
Among other things, thanks to technology, we have continued to improve our cost-to-income ratio. In 2006, we improved it by 4 points, from 52.8 to 48.5%, and in the first quarter of 2007 brought it down to 46%.
Lastly, technology is essential in assuring that our corporate transactions are profitable for the bank and credible to markets, as was the case with Abbey.

To sum up, our presence in high-growth markets, our commercial and risk policies, as well as our focus on efficiency and profitability, together make up a tried and tested business model, “the Santander model,” which we have successfully exported to very diverse markets.
b) Corporate transactions
Our business model and our effective management have always guaranteed us a high level of organic, recurrent income growth.
The acquisitions we have realized during recent years have been carried out to create value for you, our shareholders.
Within our strategy, the way in which we combine non organic growth and the creation of value is very important.
Our Bank has demonstrated not only that it is possible to but also that it is necessary to grow with selective acquisitions and maintain growth in value over the medium term, and, at the same time, to bring together high profitability in the short-term as well as the long term.

The following figures give us credibility:
In the last ten years, the Bank’s share rose by an accumulated annual 13.2%, as we went from being number 21 in the world by market capitalization to being number 12. During the same period, the dividend grew by an accumulated annual 13%.
If we hadn’t combined organic growth with acquisitions
•	we wouldn’t be in a position to aspire to be the best bank in the world
•	neither would we be number 7 in the world by profit.
Now, we are not obliged to acquire to grow, as our potential organic growth is very strong. We will only realize acquisitions when they create value for our shareholders.
In view of this, what are our main guidelines?
•	Firstly, to focus especially on growth in earnings per share. Our goal is to grow, systematically, in EPS and in shareholder return by more than our competitors.

•
Secondly, the approach to acquisitions is selective, guided by strict financial and strategic criteria. The return on these investments should be, in any event, above the cost of capital within a maximum of three years.

We analyzed various investment opportunities in 2006, specifically in Asia and in a market in Eastern Europe. Neither of these went ahead because we stuck to our corporate investment criteria.
In the U.S., the acquisition of a 24.8% stake in Sovereign Bank enables us to get to know the largest banking market in the world. As you know, we are present on the Board. We are very pleased with the restructuring plan the bank is carrying out.
Our contract with Sovereign lasts until 2011. Until then, we have the flexibility to take the decision we consider best according to the interests of our shareholders.
Lastly, I will speak about ABN AMRO.

As you know, we formed a Consortium with the Royal Bank of Scotland and Fortis to put together an offer to acquire ABN AMRO.
On May 29th, we made public our firm intention to realize that acquisition, specifying its terms and conditions. Yesterday, we also made public that we will submit the offer in the first two weeks of July and that the Shareholders’ Meetings of the three Banks needed for this transaction will be held between now and the first half of August.
For Santander, there are very clear advantages to this transaction which, if it occurs, will enable us to buy some very interesting assets: Banco Real in Brazil; Antonveneta in Italy; and Interbank, a small consumer finance bank, in the Netherlands.
The execution of the transaction, under the announced conditions:
•	would meet the investment criteria I referred to earlier:
•	Positive earnings per share from the first year
•	And a return on investment superior to the cost of capital from the second year.

•	and it requires a General Shareholders Meeting of the Bank to approve certain agreements related to part of its financing.
With this in mind, the Board has agreed to convene an Extraordinary General Meeting, which would be held on July 27th, to submit to the Bank’s shareholders for their approval:
•	A capital increase of EUR 4 billion;
•	An issue of convertible bonds for EUR 5 billion.
3. The challenges presented by the current economic situation
Ladies and gentlemen shareholders:
I will now speak about the economic situation and the outlook for the near and medium terms.
The financial sector has been able to work in recent years in a highly favourable environment.
The world economy is in its fifth consecutive year of solid and sustained growth, accompanied by moderate inflation, low interest rates and abundant international liquidity.

The financial sector has benefited from a virtuous cycle of growth in credit and low non-performance rates. The low cost of financing has itself fostered intense corporate activity.
It is obviously not easy to sustain indefinitely an era of strong economic growth and such favourable financial conditions.
It is thus inevitable that we ask ourselves if we are prepared to carry out our business in a less propitious environment.
The answer is a robust YES.
Among our competitors, Banco Santander is the best prepared for the future.
The foundations of our strategy, which I have just discussed, will allow us to maintain our advantages over our competition, even if there is a change in the favourable economic conditions we have enjoyed in recent years.
In any event, there are reasons to be optimistic about the economy.

We believe that the boom has not yet come to an end. We will have somewhat higher interest rates, markets may perhaps become more volatile and growth may slow in some economies.
But global expansion, which is already in its longest phase in 35 years, is built on very broad base. Practically all the regions of the world are growing at a satisfactory pace.
The United States is absorbing well the adjustment in its real estate sector and the authorities there have sufficient room to manoeuvre to soften an eventual decline in activity.
Latin America has successfully been through the intense 2006 electoral calendar and is moving into its fourth year of very balanced growth, which will continue to provide good news in 2007, with strong economic growth.
Europe is going through its best times in years, and this year will grow by more than the U.S. Germany has come to life, which is very good news for our continent.
Moreover, the process of reform begun in France will provide a fillip to the whole Continent.

Spain continues with the longest period of growth in its recent history. The latest figures continue to be positive.
After 13 years of growth:
•	we are growing by more than 4% in a more balanced way,

•	we are creating more than 500,000 jobs a year

•	and even productivity, one of our problems, is looking slightly better.
Indeed, there are now more of us, we work more and we produce more. Immigration is a great element of growth and opportunity for banks.
Regarding the real estate sector and the intense growth seen in the last 10 years, we believe it has been supported by solid foundations; specifically, the improved economy and employment, demographic growth, low interest rates and financial innovation.
In the most recent quarters a soft landing has begun which should be viewed positively, as it is a logical adjustment after a long boom.

In this context, mortgage lending can be expected to continue in line with the market, maintaining, in any case, positive performance.
4. Regulatory environment
Regarding the regulatory environment, the biggest concern of global financial institutions is overregulation.
In general, financial innovation has contributed new tools to industry to cover and distribute risks.
The new intermediaries and products, such as hedge funds and credit derivatives, are becoming increasingly important. This development allows for a more efficient allocation of resources and at the same time boosts financial stability by preventing a concentration of risks within the system, dispersing them in an effective manner.
In the debate on the advantages of having more regulatory control over these financial instruments, we believe that new regulations in this area are not needed, as the market’s own discipline and appropriate supervision by the authorities is sufficient to guarantee the overall stability of the system.

In any case, to avoid overregulation, three things are needed in our opinion:
•	Firstly, that proposed norms are oriented towards competition and transparency in markets, rather than just regulating prices.
•	Secondly, that before any measure is approved, it should be proved that its benefits for the economy and the community would outweigh its costs.
•	It is also necessary that the implementation and supervision of multinational norms are done in a coordinated fashion, to avoid the unequal treatment of Institutions or countries.
An example of this last point is Basel 2, which will come into force at the beginning of next year in Europe and which is already leading to significant improvement in risk management.
The Banf of Spain has done an excellent job in this area. I am confident that international coordination among bank supervisors will avoid unequal treatment of Institutions.

5. Corporate Governance and Corporate Social Responsibility Policy
Ladies and gentlemen shareholders:
I would like to move on to two topics that receive preferential treatment at Banco Santander, which is reflected in the thorough information provided in the Annual Report and the Report on Corporate Social Responsibility.
I am referring to Corporate Governance and Corporate Social Responsibility.
I have always said that, in corporate governance, transparency is the most basic principal.
Our Group has been taking measures in this area long before it was required or usual practice to do so. The elimination of statutory takeover defenses, full information about Board and top management compensation, and publishing for you, and for the market, a thorough report on the principals that drive our Corporate Governance policies.

We consider that good corporate governance is a basic requisite for excellent management and in this we also have set the pace.
The documentation that has been sent to you contains extremely thorough information, so I don’t propose to go into detail. However, I would like to highlight two issues:
•	Compliance with the so-called Conthe Code
•	And the incentives and share options plans, about which we are bringing you a specific proposal for this Shareholders’ Meeting.
The Unified Code of Good Governance is based on the principal of “comply or explain,” which seems right to us, as at Banco Santander we believe self-regulation should be the paramount guideline in matters of Corporate Governance.
So, in the documentation to which I referred earlier, the Board of the Bank expresses its position regarding the recommendations of the Conthe Code and does so, as always, with the greatest possible openness.

You can see that, by a wide margin, Santander complies with these recommendations and that, in the few cases where we diverge, we explain the reasons that argued for doing it this way, just as called for by the Code.
Moreover, we have again provided the market with a report on Directors compensation, individualized and broken down by types of payments, including for executives, not just for 2006 but for the current year.
The Chairman of the Appointments and Compensation Committee will report to you later about the activities of that Committee during 2006 and will refer in more detail to this report.
The Board also approved a new Bylaw — about which the Secretary General will inform you later — and proposes to this Meeting changes to the Statutes and Bylaws of the Shareholders’ Meeting which would incorporate the follow-up of the Unified Code recommendations into our internal norms.

Regarding the incentive plans linked to shares in the Bank which have been submitted to this Meeting for approval, I would like, firstly, to remind you that, in the Shareholders’ Meeting of June 2005, we presented, and received your approval, for an incentive plan for our executives.
To take effect, a series of very demanding conditions had to be met. Specifically, the Bank had to place itself among the top ten of 29 benchmark institutions in terms of growth in earnings per share and in increase in share value.
We did it.
We reached targets in results as well as in share performance and the options which this plan granted can be exercised from mid January of next year.
The efforts of the Group’s managers have been crucial. I am sure that these incentives are an effective instrument to energize and motivate our teams.
It is precisely for this reason that we propose to you, our shareholders, a new multi-year programme linked to the Bank’s share, whose goal is to align the interests of our management with your own interests.

That is why we have decided to renew the plan and open it up to 5,000 professionals of the Group. The percentage of the Bank’s equity needed to put it in place is 0.45% in the first year. Naturally, we will ask for the authorization of this Shareholders’ Meeting each year of the multi-year plan.
Before closing this chapter on Corporate Governance, I would like to highlight that the Board of Directors of our Group brings together a unique set of experiences and professional skills.
Joining the Board this year is Da Isabel Tocino, whose personal and professional qualities are those we hope for and whose appointment we submit today for ratification by this Shareholders’ Meeting.
Corporate Social Responsibility
We devote particular attention to our activities in Corporate Social Responsibility, which is why we have a separate report from our Annual Report in this area.

With our Corporate Social Responsibility policy, we assume a commitment with the economic and social progress of the communities in which we participate.
In the social field, we participate in solidarity programmes, fostering co-participation of professionals from the Group.
We are also concerned with the environment. We support the reduction of consumption of resources, recycling, and we have introduced certain environmental criteria in risk analysis of loan transactions.
But, without a doubt, the cornerstone of our Corporate Social Responsibility policy is our Universities programme, in which we invested EUR 77 million in 2006.
There is no other institution in the world that devotes as much resources or that has as close a relationship to the academic world as Santander.
•	We have cooperation agreements with 549 universities,

•	We have granted 10,160 scholarships in the last year and have just announced an additional 1,500 scholarships in Latin America to study abroad.
•	We sponsor the Universia Portal, which connects 985 universities en Spain, Portugal, and 9 countries in Latin America.
We do this, and we will continue to do this, because we consider investment in higher education and research and development to be the best investment the Bank can make to guarantee social and economic progress in the countries in which we work.
Universities are the main generators of knowledge and should increasingly be motors of change toward a more entrepreneurial and innovative society.
6. The year to date and the outlook for the full year.
Lastly, let me turn to performance in the year under way.
You already know the first quarter numbers. Group attributable profit rose in this period by 21%.

These are also high-quality results obtained with strong contributions from all business and geographical areas, reflected the high level of recurrence and consistency within our businesses.
Moreover, we have again achieved improvements in the profitability and efficiency of the Group, two basic pillars of our strategy.
Now that nearly another quarter has passed, I can repeat my optimism: Banco Santander is on its way to another record result in 2007.
We expect ordinary attributable profit this year to exceed EUR 8 billion, a 21% increase over the ordinary results of EUR 6.582 billion we had last year.
This figure does not include the extraordinary profits that will be generated during the course of this year.

The Board of Directors approved in its session yesterday the first dividend against the 2007 period, of EUR 0.12294, a 15% increase from the first dividend of last year. This dividend will be paid on August 1st.
Close
Ladies and gentlemen shareholders:
In closing, I would like to thank the Government of Cantabria and the City of Santander and Cantabria’s Chamber of Commerce which have honoured our Bank with their Gold Medal to mark our 150th anniversary.
I would also like to point out, now that we are completing the process of unifying the brand, that we have taken a series of concrete measures to maximise its value.
This initiative will require discipline, persistence, and, of course, resources, with the goal of positioning Santander among the top financial brands in the world. As part of this, we submit for the approval of this Shareholders’ Meeting the proposal to change our legal name to Banco Santander S.A.

In the name of the Board I would like to thank our 2.3 million shareholders for their confidence in our Bank, as well as all of you for your attendance at this Shareholders’ Meeting.
Thank you very much.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.
Date: June 26, 2007	By:	/s/ José Antonio Alvarez
		Name:	José Antonio Alvarez
		Title:	Executive Vice President